

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Via E-mail
Mr. Mitchell J. Krebs
President and Chief Executive Officer
Coeur Mining, Inc.
104 S. Michigan Ave., Suite 900
Chicago, Illinois 60603

Re: Coeur Mining, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed March 4, 2015
File No. 333-201382

Dear Mr. Krebs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Spin-Off and the Merger, page 72

1. We note the revisions to this section to reflect that the merger "should" qualify as a reorganization within the meaning of Section 368(a) of the Code. However, the forms of the opinion filed as Exhibits 8.1 and 8.2 continue to reflect that the merger "will" qualify as a reorganization. Please reconcile. In addition, please revise the disclosure in this section to provide a more detailed discussion as to why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion. For guidance, see Staff Legal Bulleting No. 19 at http://www.sec.gov/interps/legal/cfslb19.htm. In addition, once the executed opinions have been filed please revise this section to clearly reflect the opinion of counsel.

The Modified San Miguel Projections, page 78

2. We note your response to comment two regarding the considerations given to the determination of the time period included in the calculations of the San Miguel Project. Please provide more detailed support for your reference to the diminished value contribution from cash flows in future periods. Also, please advise why you have not included cash flow projections in the tables, given the use of the projections in the discounted cash flows analysis.

Exhibits

3. We note your response to comment four. Please confirm that you will file a pre-effective amendment with the executed agreements and allow sufficient time for us to review the executed agreements before effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Steven R. Shoemate, Esq.
        Gibson, Dunn & Crutcher LLP